Exhibit 99.1

编号：YDX-TJJH-202302-011

股权转让协议

Equity Transfer Agreement

甲方：天津米之言新能源科技有限公司（以下简称“米之言”或“买方”）

Party A: Tianjin Mizhiyan New Energy Technologies Co., Ltd. (hereinafter referred to as “Mizhiyan” or “Buyer”)

统一社会信用代码：91120102MA073CME73

Unified social credit code: 91120102MA073CME73

法定代表人：汤秀珍

Legal representative: Tang Xiuzhen

乙方：常州易之赢物联网科技有限公司（以下简称“常州易之赢”或“卖方”）

Party B: Changzhou Yizhiying IOT Technologies Co., Ltd. (hereinafter referred to as “Changzhou Yizhiying” or “Seller”)

统一社会信用代码：91320412MA1X2UN59M

Unified social credit code: 91320412MA1X2UN59M

法定代表人：叶剑辉

Legal representative: Ye Jianhui

丙方：天津帝朗科技有限责任公司（以下简称“标的公司”或“丙方”）

Party C: Tianjin Dilang Technologies Co., Ltd. (hereinafter referred to as “the target company” or “Party C”)

统一社会信用代码：91120222MA06QCEH5C

Unified social credit code: 91120222MA06QCEH5C

法定代表人：谢慧艳

Legal representative: Xie Huiyan

（以上单独称“一方”，合并称“各方”）

(The above are individually referred to as “Party” and collectively referred to as “Parties”)

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编号：YDX-TJJH-202302-011

鉴于：

WHEREAS:

1、乙方持有天津帝朗科技有限责任公司（以下简称“标的公司”或“丙方”）80%股权。

1. Party B holds 80% of the equity of Tianjin Dilang Technologies Co., Ltd. (hereinafter referred to as “the target company” or “Party C”).

2、甲方拟通过受让乙方持有的标的公司80%股权。

2. Party A intends to acquire 80% of the equity held by Party B in the target company.

基于前述，为明确各方在本次股权转让中的相关权利与义务，各方现依据相关法律法规、规范性文件的规定，就本次转让过程中的相关事宜达成如下协议，以资共同信守：

Based on the foregoing, in order to clarify the relevant rights and obligations of the parties in this acquisition, the parties hereby reach the following agreement on the relevant matters of this acquisition in accordance with the provisions of relevant laws, regulations and normative documents, in order to jointly abide by:

第一条 转让价款及核心条款约定

Article 1 Purchase Price and Core Terms

1、 本次股权转让对价为人民币贰佰贰拾肆万元整，股权转让的实施分如下阶段：

1. The consideration for this equity transfer is RMB 2,240,000. The implementation of the equity transfer is divided into the following stages:

阶段一：乙方豁免其对丙方截至2023年4月3日的债权；

Phase 1: Party B waives its creditor’s rights against Party C as of April 3, 2023;

阶段二：甲方在4月10日前支付全部转让对价至乙方指定的银行账户；

Stage 2: Party A shall pay the full transfer consideration to the bank account designated by Party B before April 10th;

阶段三：乙方在收到对价后的五个工作日内，配合甲方完成乙方持有的标的公司80%的股权的工商变更过户手续。

Stage 3: Within five working days after receiving the consideration, Party B shall cooperate with Party A to complete the industrial and commercial transfer procedures for 80% of the equity of the target company held by Party B.

乙方指定收款账户信息如下：

The designated collection account information of Party B is as follows:

乙方指定收款账户信息：

Party B’s designated collection account information:

收款人：常州易之赢物联网科技有限公司

Payee: Changzhou Yizhiying IOT Technology Co., Ltd

收款账号：83500188000144582

Receiving account: 83500188000144582

收款银行：江苏银行常州大学城科技支行

Receiving bank: Jiangsu Bank Changzhou University City Science and Technology Branch

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编号：YDX-TJJH-202302-011

2、 甲乙双方确认，在股权转让过程中产生的评估费（乙方因信息披露需要而聘请的资产评估机构的费用由乙方自行承担）、审计费、手续费、官方登记费用及各项税费等，均由甲方承担。

2. Party A and Party B confirm that the assessment fee (the cost of the asset assessment agency hired by Party B for the purpose of information disclosure shall be borne by Party B), audit fee, handling fee, official registration fee and various taxes and fees incurred in the process of equity acquisition shall be borne by Party A.

3、 各方在此不可撤销地约定：自甲方付完股权转让款当天，乙方需将标的公司全部资料完整移交予甲方，相关资料包括但不限于标的公司已有的所有工商、税务及银行资料，章印（不含法人章）及证照，标的公司拥有的库存、固定资产及在建工程采购购置文件（如有）等，具体以交割清单为准。自甲方付完全部转让价款之日起，甲方即对标的公司享有全部股东权利，乙方不再享有相关权利。

3. The parties hereby irrevocably agree that from the day when Party A pays the first equity purchase price, Party B shall hand over all the information of the special purpose company and the target company to Party A. The relevant information includes but is not limited to: (i) all the industrial and commercial, tax and banking information of the special purpose company and the target company, (ii) the seal (excluding the legal person seal) and the certificate, and (iii) the original of the land and property ownership certificate owned by the target company, (iv) Purchase documents of fixed assets and construction in progress (if any), etc. The delivery list shall prevail. Party A needs to designate a special person to carry out on-site handover at the site of this acquisition of the property. Party B and the target company promise to cooperate unconditionally with Party A’s takeover work, and Party B will carry out the handover according to the current situation of the land and the property. Both parties shall sign a written document on the handover matters to confirm the completion of the delivery. From the date when Party A has paid all the transfer price, Party A shall enjoy all shareholder rights, property and land of the target company, and Party B shall no longer enjoy relevant rights.

第二条 声明、保证与承诺

Article 2 Statement, guarantee and commitment

1、甲方向乙方不可撤销地声明、保证及承诺如下：

1. Party A irrevocably represents, warrants and promises to Party B as follows:

（1） 甲方为依照中华人民共和国法律法规合法成立并存续的有限责任公司，完全具有实施本次收购的权利和能力，且签署及履行本协议不会违反对其有约束力的任何及所有法律文件，包括但不限于公司章程、已签署的合同或协议等；

(1) Party A is a limited liability company legally established and existing in accordance with the laws and regulations of the People’s Republic of China, and fully has the right and ability to implement this acquisition, and the signing and performance of this agreement will not violate any and all legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc;

（2） 甲方已取得签订和履行本协议所需的一切同意、批准、授权和许可，其实施本次收购的行为符合有关法律法规的规定，且未违反甲方内部的文件、规章和章程的规定，甲方的有权部门业已批准本协议所述的投资事宜，并出具了合法有效的相关文件。

(2) Party A has obtained all the consents, approvals, authorizations and permits required for the signing and performance of this agreement, and its implementation of this acquisition conforms to the provisions of relevant laws and regulations, and does not violate the provisions of Party A’s internal documents, rules and articles of association. The competent department of Party A has approved the investment matters described in this agreement and issued legal and effective relevant documents.

（3） 甲方承诺支付本协议项下资金来源合法、合规，资金来源不存在违反国家法律法规的任何规定，若因此造成乙方损失的，甲方将赔偿乙方由此造成的全部经济损失。

(3) Party A promises to pay for the legal and compliant source of funds under this agreement, and the source of funds does not violate any provisions of national laws and regulations. If Party B suffers losses as a result, Party A will compensate Party B for all economic losses caused thereby.

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2 乙方向甲方不可撤销地声明、保证及承诺如下：

2. Party B irrevocably represents, warrants and promises to Party A as follows:

（1） 乙方是标的公司80%股权拥有人，对本次交易有完全的控制权表决权及处置权，乙方将按本协议约定，对标的公司的债权债务进行清理（甲方已知悉的土地未按期竣工违约金及罚款除外），特殊目的公司将股权过户至甲方名下之前，标的公司若存在未剥离债务或存在因税务风险产生罚金（如因标的公司经营产生的补税等），需由乙方自行。

(1) Party B is the 80% equity owner of the target company and has full control, voting rights and disposal rights for this transaction Party B will clean up the creditor’s rights and debts of the target company according to the agreement (except for the liquidated damages and fines for the delayed completion of the land known to Party A) Before the special purpose company transfers its equity to the name of Party A, if the target company has any debt that has not been divested or there is a penalty due to tax risks (such as tax compensation due to the operation of the target company), Party B shall be responsible for it.

（2） 乙方就本次交易相关陈述均为真实有效，有权签署并履行本协议，若因此给甲方造成损失的，需赔偿甲方全部经济损失。

(2) Party B’s statements about this transaction are true and valid, and has the right to sign and perform this agreement. If any loss is caused to Party A, Party B shall compensate Party A for all economic losses.

3、丙方向甲方不可撤销地声明、保证及承诺如下：

3. Party C irrevocably represents, warrants and promises to Party A as follows:

（1） 丙方为依照中华人民共和国法律法规合法成立并存续的有限责任公司，完全具有接受甲方本次收购的权利和能力，且签署及履行本协议不会违反对其有约束力的任何及所有法律文件，包括但不限于公司章程、已签署的合同或协议等。

(1) Party C is a limited liability company legally established and existing in accordance with the laws and regulations of the People’s Republic of China, and has the right and ability to accept the acquisition of Party A. The signing and performance of this agreement will not violate any and all legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.

（2） 丙方对其名下持有的土地及房产，均拥有合法、完整的所有权。丙方保证，将按本协议约定，配合乙方对本公司的债权债务进行清理。如因丙方存在未披露的土地及房产抵押、担保、质押情形而导致本次收购交易无法推进的，或导致甲方因此需要承担诉讼、索赔、损失、损害、赔偿等支出的，应赔偿甲方由此造成的全部经济损失。

(2) Party C has legal and complete ownership of the land and property held in its name. Party C guarantees that it will cooperate with Party B to clean up the company’s creditor’s rights and debts according to the agreement. If the acquisition transaction cannot be advanced due to the undisclosed land and property mortgage, guarantee and pledge of Party C, or Party A needs to bear litigation, claim, loss, damage, compensation and other expenses, Party B shall compensate Party A for all economic losses caused thereby.

（3） 丙方已取得签订和履行本协议所需的一切同意、批准、授权和许可，丙方接受甲方本次收购的行为符合有关法律法规的规定，且未违反丙方内部的文件、规章和章程的规定，丙方的有权部门业已批准本协议所述的股转事宜并形成了合法有效的相应股东会决议。

(3) Party C has obtained all the consents, approvals, authorizations and licenses necessary for the signing and performance of this Agreement. Party C’s acceptance of Party A’s acquisition conforms to the provisions of relevant laws and regulations, and does not violate the provisions of Party C’s internal documents, rules and articles of association. The competent department of Party C has also approved the share transfer matters described in this agreement and formed a legal and effective resolution of the corresponding shareholders’ meeting.

第三条 违约条款

Article 3 Breach of contract

1、各方一致确认因本协议约定的全部相关违约事宜，违约方除需履行前述违约责任条款的约定外，还需向守约方承担因上述违约导致的直接或间接经济损失（包括但不限于仲裁费、诉讼费、保全费、担保费、公证费、评估费、律师费、交通费等一切维权损失）。

1. All parties agree that due to all relevant breach of this agreement, the breaching party shall, in addition to fulfilling the provisions of the liability for breach of contract, bear the direct or indirect economic losses (including but not limited to arbitration fees, litigation fees, preservation fees, security fees, notarization fees, assessment fees, attorney fees, transportation fees and other rights protection losses) caused by the breach to the observant party.

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第四条 保密

Article 4 Confidentiality

1、 各方保证，对因本次收购而了解到的各方相关资料及信息严格保密。有关本次收购的任何资料（包括资料的内容及资料本身的存在）均属保密信息，除法律法规另有规定或本协议各方另有约定外，任何一方均不得向任何无关的第三方透露。

1. Each party guarantees to keep strictly confidential the relevant data and information of each party learned from this acquisition. Any information related to this acquisition (including the content of the information and the existence of the information itself) is confidential information. Unless otherwise stipulated by laws and regulations or agreed by the parties hereto, neither party shall disclose it to any unrelated third party.

2、 若根据法律法规的要求必须进行信息披露，则必须进行披露信息的一方（以下简称“法定披露方”）应在披露或提交信息之前的合理时间征求该披露信息所涉及一方（以下简称“被披露方”）有关本次信息披露和提交的意见。且如被披露方提出要求，披露方应尽可能为所披露或提交的信息争取保密待遇。

2. If information disclosure is required by laws and regulations, the party that must disclose the information (hereinafter referred to as the “legal disclosing party”) shall, at a reasonable time before the disclosure or submission of the information, seek the opinions of the party involved in the disclosure of the information (hereinafter referred to as the “disclosed party”) on the disclosure and submission of the information. And if required by the disclosing party, the disclosing party shall strive for confidential treatment for the information disclosed or submitted as far as possible.

3、 甲乙双方一致确认：因乙方为美国上市公司下属企业，本次股权转让事宜涉及披露要求，甲方同意配合乙方就本次股转事项进行公开披露。

3. Party A and Party B have unanimously confirmed that since Party B is a subsidiary of a listed company in the United States. This equity transfer involves disclosure requirements, and Party A agrees to cooperate with Party B in the public disclosure of this equity transfer.

第五条 通知与送达

Article 5 Notice and service

1、 按照本协议要求由一方发给另一方的通知、指示或其他文件等可经专人递交，或以（预付邮资的）航空挂号信件、公认的快递服务、电话、微信、传真等形式，依照本协议签署页所预留的联系方式发送给对方。

1. Notices, instructions or other documents sent by one party to the other party in accordance with the requirements of this Agreement may be delivered by hand or sent to the other party in the form of (prepaid) registered airmail, recognized express service, telephone, WeChat, fax, etc. in accordance with the contact method reserved on the signature page of this Agreement.

2、 上述通知、指示或文件等的被视为送达日期应按如下方法确定：

2. The deemed delivery date of the above notice, instruction or document shall be determined as follows:

（1）专人递交的书面通知或文件在专人递交之日视为有效送达。

(1) The written notice or document delivered by the specially-assigned person shall be deemed to be effectively delivered on the date of delivery by the specially-assigned person.

（2）以（预付邮资的）航空挂号信件发出的书面通知或文件，应在寄出日（以邮戳为凭）后第7日视为有效送达。

(2) A written notice or document sent by (prepaid) registered airmail shall be deemed to have been effectively delivered on the 7th day after the date of mailing (based on the postmark).

（3）以快递发送的书面通知或文件应于交予公认的快递服务发送后的第3日视为有效送达。

(3) A written notice or document sent by express shall be deemed to have been effectively delivered on the 3rd day after it is delivered to a recognized express service.

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（4）以电子邮件方式发送的，在电子邮件在发出方的邮件系统中被记录为已发送的即视为有效送达。

(4) If it is sent by email, it shall be deemed as effective delivery if it is recorded as sent in the email system of the sender.

（5）以电话或微信、传真等即时通信形式通知的，在发出方的消息记录中被记录为已成功拨出、发送的即视为有效送达。

(5) If the notice is sent by telephone, WeChat, fax or other instant communication, it shall be deemed as effective delivery if it is recorded as successfully dialed and sent in the sender’s message record.

3、 本协议各方在签署页预留的地址及联系方式均是各方有效的地址及联系方式，任何一方因地址或者联系方式发生变更的，应当及时书面通知对方，否则按照本协议签署页预留的地址及联系方式发出的通知、指示或文件等，仍依照前款约定视为有效送达。

3. The addresses and contact information reserved by each party on the signature page of this agreement are the valid addresses and contact information of each party. If either party changes its address or contact information, it shall notify the other party in writing in time. Otherwise, the notices, instructions or documents sent according to the addresses and contact information reserved on the signature page of this agreement shall still be deemed to be effectively delivered in accordance with the provisions of the preceding paragraph.

第六条 适用法律和争端解决

Article 6 Applicable Law and Dispute Settlement

1、 本协议履行及解释适用中国法律。

1. The performance and interpretation of this agreement shall be governed by Chinese laws.

2、 因本协议履行出现任何争议的，争议各方应先友好协商解决，协商不成，争议各方均可向标的公司所在地有管辖权的人民法院诉讼。

2. In case of any dispute arising from the performance of this agreement, the parties to the dispute shall first settle it through friendly negotiation. If the negotiation fails, the parties to the dispute may bring a lawsuit to the people’s court with jurisdiction in the place where the target company is located.

第七条 其他

Article 7 Others

1、 本协议自各方签字或盖章之日起生效。

1. This agreement shall come into force as of the date of signature or seal of each party.

2、 本协议相关的补充协议、通知、要求、意见等，均应采用书面形式。

2. Supplementary agreements, notices, requirements, opinions, etc. related to this agreement shall be in writing.

3、 甲乙双方一致确认：双方后续因进行税务及工商变更需要而签署的工商版本股权转让协议，仅为满足上述目的之需要。双方因股权转让产生的一切权利和义务约定均以本协议为准。

3. Party A and Party B agree that the industrial and commercial version of the equity transfer agreement signed by both parties for the purpose of tax and industrial and commercial changes is only for the purpose of meeting the above. All rights and obligations of both parties arising from equity transfer shall be subject to this agreement.

4、 本协议壹式叁份，签约各方各执一份，各份均具有同等法律效力。

4. This agreement is made in triplicate, with each party holding one copy, each of which has the same legal effect.

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编号：YZY-TJDL-20230403

（本页无正文，为《股权转让协议》之签署页）

(This page has no text and is the signature page of the Equity Transfer Agreement)

甲方（盖章）：天津米之言新能源科技有限公司

法定代表人或授权代表（签字）：/s/ 汤秀珍

联系人：汤秀珍

联系地址：天津市河东区春华街道新开路巨福新园2-4-101

电子邮箱：

手机号：************

签署日期: 2023年4月3日

Party A (seal): Tianjin Mizhiyan New Energy Technologies Co., Ltd

Legal representative or authorized representative (signature): /s/ Tang Xiuzhen

Contact: Tang Xiuzhen

Contact address: 2-4-101 Jufu New Park, Xinkai Road, Chunhua Street, Hedong District, Tianjin

E-mail:

Mobile number: ************

Signed on: April 3, 2023

乙方（盖章）：常州易之赢物联网科技有限公司

法定代表人或授权代表（签字）：/s/ 叶剑辉

联系人：叶剑辉

联系地址：江苏常州科教城大连理工大学江苏研究院A座203

电子邮箱：************

手机号：************

签署日期: 2023年4月3日

Party B (seal): Changzhou Yizhiying IoT Technologies Co., Ltd.

Legal representative or authorized representative (signature): /s/ Ye Jianhui

Contact: Ye Jianhui

Contact address: 203, Building A, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, Jiangsu Province

E-mail: ************

Mobile number: ************

Signed on: April 3, 2023

丙方（盖章）：天津帝朗科技有限责任公司

法定代表人或授权代表（签字）：/s/ 谢慧艳

联系人：谢慧艳

联系地址：天津市武清区南蔡村镇南蔡村

电子邮箱：

手机号：************

签署日期: 2023年4 月 3 日

Party C (seal): Tianjin Dilang Technologies Co., Ltd.

Legal representative or authorized representative (signature): /s/ Xie Huiyan

Contact: Xie Huiyan

Contact address: Nancai Village, Nancai Village Town, Wuqing District, Tianjin City

E-mail:

Mobile number: ************

Signed on: April 3, 2023

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